Exhibit 99.29

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2011 (the “Form 40-F”), I, Porfirio Cabaleiro Rodriguez, BSc Mine Eng, MAIG of Coffey Mining Pty Ltd, hereby consent to the use of my name in connection with the reference to the mineral reserve and mineral resource estimates for the Chapada Project (excluding Suruca) as at December 31, 2011 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Estimates in Yamana’s Registration Statement on Form F-10 (File No. 333-173707) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

COFFEY MINING PTY LTD

By:	/s/ Porfirio Cabaleiro Rodriguez
Name:	Porfirio Cabaleiro Rodriguez
Title:	MAIG

March 30, 2012